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                              April 11, 2022

       Wiktor Moroz
       Chief Executive Officer
       Rapid Line Inc.
       Gieldowa 4A
       Warsaw 01-211, Poland

                                                        Re: Rapid Line Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 21,
2022
                                                            File No. 333-263739

       Dear Mr. Moroz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise the prospectus cover page to clarify that there is no trading market for your common stock. Refer to
Item 501(b)(4) of Regulation S-K. Please also revise the
                                                        Offering section on
page 4 and the prospectus throughout accordingly.
       Prospectus Summary, page 1

   2.                                                   Please discuss your
auditor   s going concern opinion early in the summary. Please also
                                                        revise to disclose your
working capital deficit, current cash on hand, the current rate at which you use funds in
your operations and the amount of time your present capital will last at this rate
without additional funds.
 Wiktor Moroz
Rapid Line Inc.
April 11, 2022
Page 2
Plan of Distribution, page 16

3. We note your disclosure that you plan to sell your securities utilizing your sole officer
         "Mr. Moroz to sell the Shares on behalf of the Company directly to the public,..." Please clarify your disclosure to discuss whether you intend to sell only in the U.S. or in Poland or in both. In this regard, we note that you are headquartered in Poland and appears that
         Mr. Moroz is located in Poland.
Description Of Business, page 18

4. Please revise your disclosure, as applicable, to describe the impact of the Russia-Ukraine war on your business.
Revenue, page 20

5. We note your disclosure throughout the prospectus that you have generated no revenue to date. If true, please revise to clarify that you have sold no subscriptions to date and that you currently have no subscribers of your mobile applications. Government and industry regulation, page 24

6. Please describe any Polish government regulation of educational websites or apps. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K. General

7. Please revise your Edgar reference for your auditor consent, so that it corresponds with your exhibit number listed under 'Item16. Exhibits' on page III-2.
8. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise the prospectus, including the cover page, prospectus cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk
FirstName LastNameWiktor Moroz
       Factors section, the consequences, challenges and risks of that status and the potential
Comapany    NameRapid
       reduced  liquidityLine   Inc.
                          or illiquidity of your securities. If you do not
believe you are a shell
       company,
April 11,         please
          2022 Page 2 provide us with your legal analysis in support of your belief.
FirstName LastName
 Wiktor Moroz
FirstName
Rapid LineLastNameWiktor   Moroz
             Inc.
Comapany
April       NameRapid Line Inc.
       11, 2022
April 311, 2022 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services